

Baz Palmer · 3rd

 **Weyo**

 **La Trobe University**

Imagine it, then create it !

Melbourne, Victoria, Australia · 500+ connections · **Contact info**

Experience



Cofounder and CEO

Weyo

Jul 2014 – Present · 6 yrs 4 mos

Melbourne, Australia

Weyo - making AR movie magic for kids.



Co-Founder

Vampr

Jan 2016 – Present · 4 yrs 10 mos

Melbourne, Australia

Vampr helps you connect and collaborate with fellow musicians and music lovers, irrespective of where you live or who you know. Made by musicians, for musicians, Vampr removes the barrier to entry into the music industry. Great things happen when people connect.

Guitarist and Songwriter

Hunters & Collectors

Jan 1988 – Present · 32 yrs 10 mos

World Wide Global Music Madness

Iconic Australian band that toured the world for seventeen years, garnering rave reviews, a legion of dedicated fans and multi platinum album sales. Inducted into the Australian Music Ha of Fame in 2003. Rare sightings continue to this day.



Co-founder and CEO

soundhalo

Oct 2011 – Dec 2014 · 3 yrs 3 mos

Melbourne, Australia

Soundhalo is about bringing artists closer to audiences by capturing the raw emotion of the live performance and making it available for immediate download to smartphones, tablets and PCs. This world-first platform expands audiences and starts conversations, bringing exciting opportunities for artists, managers, record labels, and festival and event promoters.



Founder and CEO

Gigantically Small

Jul 2002 – Oct 2012 · 10 yrs 4 mos

Hawthorn East

Indie label/ management / publisher company- incorporating one of the world's finest boutique studios.

Education



La Trobe University

Bachelor of Arts (BA) Diploma of Education, English Language and Literature/Letters

1978 – 1983

Skills & Endorsements

Music Industry · 69

Endorsed by **Mark Sydow and 7 others who are**

Endorsed by **2 of Baz's colleagues at Var**

highly skilled at this

Songwriting · 46

    Endorsed by **4 of Baz's colleagues at soundhalo**   Endorsed by **6 people who know Songwr**

Start-ups · 12

    Endorsed by **Justin Wu and 1 other who is highly skilled at this**

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